Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 1 DATED MAY 19, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	update the status of our follow-on offering; and
●	update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated our Offering. On May 13, 2023, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in this Second Follow-on Offering up to $48,249,610 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of April 30, 2022, we had raised total aggregate gross offering proceeds of approximately $113,526,000 and had issued approximately 11,212,000 common shares in the Offerings, purchased by approximately 6,925 unique investors.

The Second Follow-on Offering is expected to terminate on or before May 13, 2025, unless extended by our Manager, as permitted under applicable law and regulations.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of May 19, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $345 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $700 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager or Realty Mogul, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Shiloh Park Apartments — Plano, Texas

As previously disclosed, on November 18, 2020, we acquired a $2,323,060 preferred equity investment in connection with the acquisition and renovation of Shiloh Park Apartments in Plano, Texas.

On May 18, 2022, the preferred equity investment was paid off in full in the amount of $2,939,095, which included (i) $2,323,030 in outstanding principal plus (ii) $15,487 in accrued interest (iii) PIK interest of $148,606 and (iv) an early redemption premium of $451,972.